February 4, 2020

Jeffrey Lucas
President and Chief Financial Officer
EMAGIN CORP
700 South Drive
Suite 201
Hopewell Junction, NY 12533

       Re: EMAGIN CORP
           Form 10-K for Fiscal Year December 31, 2018
           Filed March 28, 2019
           File No. 001-15751

Dear Mr. Lucas:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing